NOTIFICATION OF LATE FILING

                                  FORM 12b-25

                                       SEC FILE NUMBER: 	033-20966

                                          CUSIP NUMBER: 	68273C 10 0


                                 United States
                      Securities and Exchange Commission
                             Washington, D.C. 20549

(Check One): [x] Form 10-K [ ] Form 20-F	[ ] Form 11-K	 [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:	January 31, 2000

[  ]	Transition Report on Form 10-K
[  ]	Transition Report on Form 20-F
[  ]	Transition Report on Form 11-K
[  ]	Transition Report on Form 10-Q
[  ]	Transition Report on Form N-SAR


For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part 1	- REGISTRATION INFORMATION

Online International Corporation
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Full Name of Registrant


Condor West Corporation
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Former Name if Applicable

150 Laser Court
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Address of Principal Executive Office (Street and Number)


Hauppauge, NY 11788
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City, State and Zip Code


PART II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(check box if appropriate)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report, semi-annual report, transition report on
        Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12-25(c)
        has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is unable to file its annual report on Form 10-KSB on the due date for the fiscal year ending January 31, 2000, due to the recent resignations of the entire board of directors and the Company's president and chief financial officer. On April 13, 2000, the Company filed a Form 8-K in which it disclosed that its chief financial officer tendered her resignation, and that the Company's chief executive officer also resigned. The chief executive officer served as the Company's chairman of the board of directors, its president and secretary. The chief executive officer and chief financial officer were the two people who had sufficient information for the company's preparation of the annual report. Their resignations came two weeks prior to
the due date of our annual report on Form 10-KSB.   Pursuant to the Company's
bylaws and the corporate law of Nevada, the two remaining directors appointed three new directors to the board, and immediately thereafter tendered their resignations on April 28, 2000. The three new directors are now the sole directors of the Company and are now responsible for preparing the Form 10-KSB. The new directors are working on filling the vacancies in the Company's officer positions. We will file the form 10-KSB within fifteen days of the due date.

	    The reasons causing our inability to timely file the 10-KSB could not be eliminated by the registrant without unreasonable effort or expense. We will file the 10-KSB later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

W. Kwame Anthony, Registrant's Counsel		     (202)			     408-8180
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             (Name)               			     (Area Code)	   (Phone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).	[x]  Yes   [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?		[ ] Yes    [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                     Online International Corporation
              --------------------------------------------
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2000



By /s/ MOSES L. GARSON
-------------------------------
Moses L. Garson, Director

[Resolution authorizing director to sign Form 12b-25]

                      ONLINE INTERNATIONAL CORPORATION

                           Action Without a Meeting


     WHEREAS, Online International Corporation's officers have resigned, the vacancies created have not been filled and the directors are the only ones authorized to act on the company's behalf; and

     WHEREAS, Online International Corporation's annual report on Form 10-KSB was due to be filed with the U.S. Securities and Exchange Commission on May 1, 2000, but was not filed and cannot be filed on this date; it is hereby

     RESOLVED, That Moses L. Garson is authorized to sign a completed Form 12b-25 on the Company's behalf for filing with the U.S. Securities and Exchange Commission.



Date:	May 2, 2000					/s/  MOSES L. GARSON
                      ---------------------------
	               						Moses L. Garson, Director


            							   /s/   MOSES J. HASSAN
                      ---------------------------
							               Moses J. Hassan, Director


                       /s/  ROY A. CANNON
							                --------------------------
                							Roy A. Cannon, Director